

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2026

Whitney Wolfe Herd
Chief Executive Officer
Bumble Inc.
1105 West 41st Street
Austin, TX 78756

Re: Bumble Inc.
Registration Statement on Form S-3
Filed March 17, 2026
File No. 333-294384

Dear Whitney Wolfe Herd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Golden